SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  04 June 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement dated 09 May 2007
             2.  Director/PDMR Shareholding announcement dated 15 May 2007
             3.  Director/PDMR Shareholding announcement dated 15 May 2007
             4.  Transaction in Own Shares announcement dated 16 May 2007
             5.  Transaction in Own Shares announcement dated 18 May 2007
             6.  Transaction in Own Shares announcement dated 21 May 2007
             7.  Transaction in Own Shares announcement dated 21 May 2007
             8.  Transaction in Own Shares announcement dated 22 May 2007
             9.  Director/PDMR Shareholding announcement dated 22 May 2007
            10.  Transaction in Own Shares announcement dated 23 May 2007
            11.  Transaction in Own Shares announcement dated 23 May 2007
            12.  Transaction in Own Shares announcement dated 24 May 2007
            13.  Total Voting Rights announcement dated 24 May 2007
            14.  Transaction in Own Shares announcement dated 25 May 2007
            15.  Transaction in Own Shares announcement dated 29 May 2007
            16.  Transaction in Own Shares announcement dated 30 May 2007
            17.  Transaction in Own Shares announcement dated 30 May 2007
            18.  Transaction in Own Shares announcement dated 31 May 2007
            19.  Total Voting Rights announcement dated 31 May 2007
            20.  Transaction in Own Shares announcement dated 01 June 2007

Enclosure 1.

Wednesday 9 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 383,802 ordinary shares at a minimum price of 146 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 368,173,044 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,272,481,808.

The above figure (8,272,481,808) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 2.


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

FRANCIOS BARRAULT

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 6,436 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 6,436 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

15.05.07 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

15.05.07


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS AS AT 15 MAY 2007 AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 40,162 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.05.07

Enclosure 3.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

HANIF LALANI

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF A HOLDING OF THE PERSONS REFERRED TO IN 3
ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

ANNUAL PURCHASE OF SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON -472 ORDINARY SHARES

HANIF LALANI- 473 ORDINARY SHARES

PAUL REYNOLDS- 473 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

317.55P

14. Date and place of transaction

15.05.07 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 350,373 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 286,733 ORDINARY SHARES

RETENTION SHARE PLAN: 280,879 ORDINARY SHARES

INCENTIVE SHARE PLAN: 588,796 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 880,599 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 7,290 ORDINARY SHARES

HANIF LALANI

PERSONAL HOLDING: 36,831 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 171,416 ORDINARY SHARES

INCENTIVE SHARE PLAN: 417,420 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 8,994 ORDINARY SHARES

PAUL REYNOLDS

PERSONAL HOLDING: 147,642 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 261,310 ORDINARY SHARES

INCENTIVE SHARE PLAN: 483,675 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 782,754 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 4,555 ORDINARY SHARES

16. Date issuer informed of transaction

15.05.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 MAY 2007 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 33,726 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.05.07

Enclosure 4.

Wednesday 16 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 244,688 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 367,928,356 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,272,726,496.

The above figure (8,272,726,496) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 5.

Friday 18 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 7,000,000 ordinary shares at a price of 309.05 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 374,928,356 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,265,726,496.

The above figure (8,265,726,496) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6.

Monday 21 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 107,206 ordinary shares at an initial grant price of 193.42 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,821,150 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,265,833,702.

The above figure (8,265,833,702) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7.

Monday 21 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 10,000,000 ordinary shares at a price of 309.17 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 384,821,150 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,255,833,702.

The above figure (8,255,833,702) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 8.

Tuesday 22 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 10,000,000 ordinary shares at a price of 313.64 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 394,821,150 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,245,833,702.

The above figure (8,245,833,702) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 9.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

FRANCOIS BARRAULT

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP RETENTION SHARE PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP RETENTION SHARE PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired


BEN VERWAAYEN 152,799

FRANCOIS BARRAULT 358,655

ANDY GREEN 92,770

HANIF LALANI 43,654

IAN LIVINGSTON 98,227

PAUL REYNOLDS 87,314



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

BEN VERWAAYEN 152,799

FRANCOIS BARRAULT 0

ANDY GREEN 38,112

HANIF LALANI 17,934

IAN LIVINGSTON 98,227

PAUL REYNOLDS 35,871


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

310.5699p

14. Date and place of transaction

21 MAY 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN

PERSONAL HOLDING: SHARES - 1,238,827

BT GROUP DEFERRED BONUS PLAN: SHARES - 958,537

BT GROUP INCENTIVE SHARE PLAN: SHARES - 654,095

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,369,820 SHARES


FRANCOIS BARRAULT

PERSONAL HOLDING: SHARES - 358,762

BT GROUP DEFERRED BONUS PLAN: SHARES - 206,271

BT GROUP INCENTIVE SHARE PLAN: SHARES - 380,808

BT GROUP RETENTION SHARE PLAN: SHARES - 160,865

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362,500 SHARES



ANDY GREEN

PERSONAL HOLDING: SHARES - 259,287

BT GROUP DEFERRED BONUS PLAN: SHARES - 284,822

BT GROUP INCENTIVE SHARE PLAN: SHARES - 467,208

BT GROUP RETENTION SHARE PLAN: SHARES - 338,918

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


HANIF LALANI

PERSONAL HOLDING: SHARES - 62,551

BT GROUP DEFERRED BONUS PLAN: 171,416 SHARES

BT GROUP INCENTIVE SHARE PLAN: 373,766 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


IAN LIVINGSTON

PERSONAL HOLDING: SHARES - 350,373

BT GROUP DEFERRED BONUS PLAN: SHARES - 286,733

BT GROUP INCENTIVE SHARE PLAN: SHARES - 490,569

BT GROUP RETENTION SHARE PLAN: SHARES - 280,879

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 880,599 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: SHARES - 199,085

BT GROUP DEFERRED BONUS PLAN: SHARES - 261,310

BT GROUP INCENTIVE SHARE PLAN: SHARES - 396,361

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 782,754 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


16. Date issuer informed of transaction

22 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

22 MAY 2007

Enclosure 10.

Wednesday 23 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 189,855 ordinary shares at a minimum price of 154 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 394,631,295 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,246,023,557.

The above figure (8,246,023,557) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 11.

Wednesday 23 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 10,000,000 ordinary shares at a price of 321.25 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 404,631,295 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,236,023,557.

The above figure (8,236,023,557) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 12.

Thursday 24 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 10,000,000 ordinary shares at a price of 327.85 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 414,631,295 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,226,023,557.

The above figure (8,226,023,557) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 13.


Thursday 24 May 2007


                                  BT GROUP PLC


                              TOTAL VOTING RIGHTS

BT Group plc confirms, in accordance with Rule 5.5.1 of the Disclosure and Transparency Rules, that, following the purchase of shares into treasury made on 24 May 2007, the percentage of total voting rights attributable to its holding of treasury shares now comprises 5.04% of total voting rights.

Enclosure 14.

Friday 25 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 11,000,000 ordinary shares at a price of 324.73 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 425,631,295 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,215,023,557.

The above figure (8,215,023,557) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 15.

Tuesday 29 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 5,000,000 ordinary shares at a price of 329.71 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 430,631,295 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,210,023,557.

The above figure (8,210,023,557) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 16.

Wednesday 30 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 404,713 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 430,226,582 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,210,428,270.

The above figure (8,210,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 17.


Wednesday 30 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 8,000,000 ordinary shares at a price of 330.34 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 438,226,582 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,202,428,270.

The above figure (8,202,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 18.


Thursday 31 May 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL



BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 10,000,000 ordinary shares at a price of 330.66 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 448,226,582 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,192,428,270.

The above figure (8,192,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 19.

Thursday 31 May 2007


                                  BT GROUP PLC

                  TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 May 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 448,226,582 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,192,428,270.

The above figure (8,192,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 20

Friday 1 June 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 329.77 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 452,226,582 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,188,428,270.

The above figure (8,188,428,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 04 June 2007